August 2, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Genomatica, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-176442)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Genomatica, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-176442), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 23, 2011.

In light of current market conditions, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement. The initial public offering would have been a discretionary financing for the Registrant.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Genomatica, Inc., 10520 Wateridge Circle, San Diego, CA 92121, facsimile

10520 Wateridge Circle | San Diego,· CA· 92121 | phone: 858.824.1771 | fax: 858.824.1772

number (858) 824-1772, with a copy to the Company’s counsel, Cooley LLP, Attn: Thomas A. Coll, 4401 Eastgate Mall, San Diego, California 92121, facsimile number (858) 550-6420.

If you have any questions with respect to this matter, please contact Thomas A. Coll of Cooley LLP at (858) 550-6013.

Sincerely,

Genomatica, Inc.

Christophe H. Schilling, Ph.D.

President and Chief Executive Officer

10520 Wateridge Circle | San Diego,· CA· 92121 | phone: 858.824.1771 | fax: 858.824.1772